UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Aileron Therapeutics, Inc.

(Name of issuer)

Common Stock, par value $0.001

(Title of class of securities)

00887A 105

(CUSIP number)

Muneer A. Satter

c/o Satter Management Co., L.P.

676 N. Michigan Avenue, Suite 4000, Chicago, IL 60611

(312) 448-5500

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 0087A 105	Page 2 of 5

Explanatory Note: The Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on April 10, 2019, and as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 11, 2019 (collectively the “Prior Filings”), is hereby amended by this Amendment No. 2 to Schedule 13D (“Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Filings.
(1)	Names of reporting persons Muneer A. Satter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF; OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 11,340,792 shares (see Item 5(a))
	(8)	Shared voting power 0 shares
	(9)	Sole dispositive power 11,340,792 shares (see Item 5(a))
	(10)	Shared dispositive power 0 shares
(11)	Aggregate amount beneficially owned by each reporting person 11,340,792 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9% (see Item 5(a))
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 0087A 105	Page 3 of 5

Item 3. Source and Amount of Funds.

Item 3 of the Prior Filings is amended by adding the following paragraph:

On June 8, 2020, the Company closed a registered public offering of 9,090,910 shares of Common Stock, at a purchase price of $1.10 per share. The Reporting Person acquired beneficial ownership of 3,700,000 shares of Common Stock in the offering for an aggregate purchase price of $4.07 million. The source of the funds for SMTP’s acquisition of shares in the offering was capital committed by the partners of SMTP.

Item 5. Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Prior Filings is hereby deleted and replaced as follows:

(a)	Amount beneficially owned as of the date hereof:

Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 11,340,792 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person include (a) 161,440 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; (b) 367,408 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares; (c) 7,080,601 shares of Common Stock that are held by SMTP for which the Reporting Person has sole voting and dispositive power over all such shares, and (d) subject to the ownership limitation described below, Warrants to purchase 3,731,343 shares of Common Stock held by SMTP for which the Reporting Person has sole voting and dispositive power over all such Warrants and the underlying shares of Common Stock.

Percent of class:

While the Reporting Person beneficially owns 11,340,792 shares of Common Stock, such amount only represents 19.9% of the total number of shares of Common Stock outstanding because the Warrants may not be exercised with respect to any portion of the Warrants, to the extent that such exercise would result in SMTP and its affiliates beneficially owning more than 19.9% of the outstanding Common Stock or outstanding voting power of the Company.

All percentages calculated in this Schedule 13D are based upon 38,177,377 shares of Common Stock outstanding (which assumes no exercise of the underwriters’ option to purchase additional shares) as disclosed in the Prospectus Supplement filed by the Company with the Securities and Exchange Commission on June 5, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2020

By:	/s/ Muneer A. Satter
Muneer A. Satter

EXHIBIT INDEX

Exhibit A:	Securities Purchase Agreement, dated March 28, 2019, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 1, 2019)

Exhibit B:	Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 1, 2019)

Exhibit C:	Registration Rights Agreement, dated March 28, 2019, by and among the Company and the persons party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on April 1, 2019)